Exhibit 4.11

Genius Sports Limited

(a company limited by shares incorporated under the laws of Guernsey with registered number

68277 with registered address at 2nd Floor, Trafalgar Court, Les Banques, St Peter Port,

Guernsey GY1 4LY)

STRICTLY PRIVATE AND CONFIDENTIAL

[name]

[address]

2021

Dear [●],

Appointment as Non-Executive Director of Genius Sports Limited (the “Company”)

We are pleased to confirm your appointment to the board of directors of the Company (the “Board”) as a Class [I / II / III] non-executive director on the terms and subject to the conditions set out below. It is agreed that this is a contract for services and is not a contract of employment for the purposes of the Employment Protection (Guernsey) Law, 1998 (as amended) or otherwise, and nothing in this letter shall create or be deemed to create an employment relationship between the Company and you.

Would you please indicate your acceptance of these terms by countersigning a copy of this appointment letter and returning it to the Company. By accepting this appointment, you confirm that you are not subject to any restrictions which prevent you from holding office as director.

Your appointment on the terms of this letter shall be deemed to take effect on the date of the consummation of the business combination transaction pursuant to that certain Business Combination Agreement, dated as of October 27, 2020, by and among the Company, dMY Technology Group, Inc. II, a Delaware corporation, and the other parties thereto (the “Business Combination”). In the event that the Business Combination is not consummated, this letter shall automatically terminate and be of no further force or effect.

1.	Appointment and duration

1.1

Your appointment is subject to the Companies (Guernsey) Law, 2008 (as amended) (the “Companies Law”) and the memorandum and articles of incorporation of the Company, as amended from time to time (the “Articles”), and nothing in this letter shall be taken to exclude or vary the terms of the Articles as they apply to you as a director of the Company. If there is any conflict between the terms of this letter and the Articles, then the Articles shall prevail.

1.2

Continuation of your appointment is contingent on your continued satisfactory performance and re-election by the shareholders of the Company as required by the Articles. If the shareholders do not re-elect you as a director in accordance with the Articles, or if your office is otherwise vacated in accordance with the Articles, your appointment shall terminate automatically and with immediate effect. Notwithstanding any mutual expectation, there is no right to re-nomination by the Board. You will not have any claim for or based on, loss of office on the expiry of the term of your appointment.

1.3

Upon termination of your appointment, you will resign and do everything necessary to assist the Board to effect your removal as a director and, if applicable, as a director of any of the Company’s subsidiaries. You hereby irrevocably authorise the Company to appoint any other director of the Company in your name and on your behalf to execute any documents and to do all things required to give effect to such resignation if you fail to do so yourself.

1.4	Upon termination of your appointment, you shall only be entitled to accrued fees as at the date of termination, together with reimbursement of any expenses properly incurred to that date.

1.5

The termination of your appointment (howsoever arising) is without prejudice to the rights, duties and liabilities of either party accrued prior to termination. The clauses in this appointment letter which expressly or impliedly have effect after termination will continue to be enforceable notwithstanding termination of your appointment.

1.6

Subject to the duty of confidentiality referred to in clause 7 below and to the Company’s obligations under the Data Protection Legislation, for so long as any legal claim or regulatory action may lawfully be brought against you in connection with your appointment hereunder, or for a period of seven years following the termination (howsoever arising) of your appointment hereunder, whichever is the greater, you shall be entitled:

1.6.1	to retain copies of documents made, compiled or acquired by you during your appointment hereunder, and

1.6.2

on request to the Company secretary, and at the reasonable expense of the Company, to access any documents or information held or controlled by the Company (in whatever form), where the documents or information are reasonably required by you in connection with actual, threatened or reasonably apprehended legal or regulatory proceedings relating to your appointment hereunder, which access shall be granted without unreasonable delay.

2.	Time Commitment

2.1

We expect that the Board will meet regularly. You will also be expected to attend annual and general meetings and may be appointed to committees of the Board, in which case you will be required to attend committee meetings (further details will be provided in a separate communication setting out the relevant committee’s terms of reference and any specific responsibilities that may be involved in connection with your appointment to such committee). Your time commitment may increase if you are appointed to any committees of the Board. In addition, you will be expected to consider all relevant papers prior to each meeting you attend. During your appointment, you will be expected to devote such time as is necessary for the proper performance of your duties.

2.2

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role and to discharge your responsibilities effectively. The Company should be notified immediately should you form the view that other commitments might affect such ability. The agreement of the Chairman should be sought before accepting additional commitments, including further directorships of publicly quoted companies, that might affect the time you are able to devote to your position of non-executive director of the Company, or that might give rise to a conflict of interest.

2.3	You should be aware that additional time commitment may be required from you when the Company is undergoing a period of particularly increased activity.

3.	Duties

3.1

As a non-executive director, you shall have the same general legal responsibilities to the Company as any other director. The Board as a whole is collectively responsible for the success of the Company. The Board’s role is to:

3.1.1	provide effective leadership and control of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

3.1.2	set the Company’s objectives, ensure that the necessary financial and management resources are in place for the Company to meet its objectives and measure performance against them; and

3.1.3	set the Company’s purpose, values and standards and ensure that its obligations to its shareholders and others are understood and met.

3.2

All directors must act in the way that they consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole. In doing so, you will be expected to:

3.2.1	bring an independent judgment to bear on issues of company strategy, performance, resources (including key appointments) and standards of conduct,

3.2.2

faithfully, efficiently, competently and diligently perform your duties and exercise your powers as a non-executive director and carry out all reasonable and lawful directions given by or under the authority of the Board and use your best endeavours to promote and extend the interests and reputation of the Company; and

3.2.3	promptly declare, so far as you are aware, the nature of any interest, whether direct or indirect, in any contract or proposed contract entered into by the Company.

3.3

You will be expected to participate in ensuring that the Board exercises effective leadership of and control over the Company and monitors its business. In particular, you will be expected to bring to the Board knowledge and experience of other business organisations and independence and objectivity of judgement on matters relating to:

3.3.1	the objective and policy of the Company, as well as the principal risks associated with pursuing the strategy of the Company;

3.3.2	the Company’s share price performance and net asset value performance, and ways in which future share price performance might be enhanced;

3.3.3	the Company’s performance;

3.3.4

present and future availability and use of resources (you should satisfy yourself that financial information is accurate and financial controls and systems of risk management are robust and defensible);

3.3.5	the establishment of a framework of prudent and effective controls which enable risk to be assessed and managed; and

3.3.6	standards of conduct, compliance and control in relation to the Board and the Company generally.

3.4

You will comply where relevant with all applicable legal and regulatory requirements (including where the Company’s compliance is voluntary), including, and without limitation, every regulation of the New York Stock Exchange and every regulation, code or policy of the Company, including the terms of the insider dealing policy adopted by the Company in relation to all dealings by you or any person closely associated with you in any securities of the Company.

3.5	You are responsible, along with the rest of the Board, for preparing the annual report and accounts of the Company on the basis set out therein.

3.6	Any communication with or requests for information by press, investors, market analysts or other third parties should be referred to the Chairman for the time being of the Company.

3.7

You will disclose any direct or indirect interest which you may have in any matter being considered at a Board meeting or committee meeting, and, save as permitted under the Articles, you will not vote on any resolution of the Board, or of one of its committees, on any matter where you have any direct or indirect interest.

3.8	You will immediately report to the Board your own wrongdoing or the wrongdoing or proposed wrongdoing of any employee or director of which you become aware.

3.9	Unless specifically authorised to do so by the Board, you will not enter into any legal or other commitment or contract on behalf of the Company.

3.10	The Company confirms that:

3.10.1	you will be entitled to full access to all Board papers and accompanying documentation, and should you require further information at any time, you should contact the company secretary;

3.10.2	you will be given full access to all information in or about the Company and its affairs which is available to the directors;

3.10.3	you are free to question any advisers of the Company;

3.10.4

you will be advised, where possible, one month in advance of the dates of the meetings of the Board and meetings of the committees to be attended by you, other than meetings in respect of urgent business which may be called on short notice;

3.10.5	the agenda for each Board and committee meeting and all relevant and associated papers will normally be provided to you at least three business days in advance of each meeting; and

3.10.6

it will endeavour to meet your reasonable requests for the development of your understanding of the environment within which the Company operates and of its significant relationships with financiers, suppliers, purchasers, share owners and other third parties. You will be entitled at the expense of the Company to travel to meet any such persons if and when you reasonably determine that to be in the best interests of the Company and in accordance with your duties referred to above.

4.	Fees and other benefits

4.1

In accordance with the Articles, the Company will reimburse to you all reasonable travelling, hotel and other expenses properly incurred by you in or about the performance of your duties (including those incurred in attending any meeting of the Board or any committee of the Board or other meeting of the Company), and (subject to you informing the Board in advance) the taking of reasonable independent legal advice concerning matters relating to your directorship, provided that if and when required by the Company, you will produce to the Company, receipts or other evidence of actual payment of such expenses.

4.2

If you perform any service which in the opinion of the Board goes beyond the ordinary duties of a director (including serving on any committee of the Board), then you may be paid such additional remuneration as the Board may determine.

4.3	You shall bear sole responsibility for payment of any and all foreign, federal, state and local income taxes, social security taxes and all other taxes (collectively, “Taxes”) related to amounts paid to you hereunder. You understand and agree that, unless otherwise agreed with the Company in writing, you are not eligible for, and you hereby waive any claim to, any benefits provided to employees of the Company.

4.4

You warrant and undertake to the Company that you shall forthwith, on demand, notice or assessment by the relevant tax authority, pay to such authority any taxes due arising from or in connection with any payment hereunder, and in the event that such demand, notice or assessment is made in the first instance to the Company, you further hereby agree, undertake and covenant to indemnify the Company and keep the Company indemnified fully against all and any liability to pay any such tax and either (i) to personally pay such tax to the relevant tax authority in settlement of the relevant tax liability; or (ii) to pay an amount equal to such tax liability to the Company, as the Company shall direct.

5.	Independence, other appointments and interests

5.1

You will not, during the term of your appointment as a non-executive director of the Company, without the prior consent of the Board (such consent not to be unreasonably withheld), accept any appointment as a non-executive director of any company with similar objectives to the Company.

5.2

It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. You will ensure that the Board is notified of any changes to such interests and all other companies or partnerships of which you are a director or a partner at any time in order that any statutory records may be kept properly up to date and any relevant announcements made. You should consult with the Chairman prior to taking on any new board appointments, as the consent of the Board may be required, and promptly notify the Board of any new board appointments which you take on.

5.3

In the event that you become aware of any further potential or actual conflicts of interest, these should be disclosed to the Board as soon as they become apparent and, again, the agreement of the Board may have to be sought.

5.4

In addition, you should notify the Company of and ensure that the Register of Directors’ Interests (if any) is completed and kept up to date on an ongoing basis in relation to any business or commercial interest which you and your immediate family have which may give rise to any action against, or potential conflict of interest with the interests of, the Company. These will include details of your private business interests.

6.	Professional advice

If circumstances should arise in which it is necessary for you to seek legal or financial advice in the furtherance of your duties, you should consult with the Company’s advisers. In such case, the Company will be responsible for your reasonably incurred legal (or other professional) fees. In certain circumstances, you may feel it necessary to take independent professional advice from advisers other than those of the Company (for example, where you reasonably believe that you have a direct or indirect interest or duty that may conflict with the interests of the Company). The Company will pay directly, or will reimburse to you as you elect, the full cost of all such advice taken by you in good faith, provided that the Chairman is notified prior to your incurring any such cost.

7.	Non-disclosure of Confidential Information

7.1

In accepting your appointment, you agree not to directly or indirectly divulge or communicate to any person (other than those of the officials of the Company whose province is to know the same or with the prior written authority of the Company or unless required by law or any regulatory or professional body or save to the extent that such disclosure or communication is necessary for the proper performance of your duties hereunder or to the extent necessary to disclose the same to your legal advisers in connection with any claims against you or by you regarding or concerning your appointment or to the Company’s insurers in connection with any claim under the Company’s Directors’ and Officers’ Liability Insurance), nor shall you make use of any secret, private or confidential information relating to the affairs of the Company which you may (whether heretofore or hereafter) have received or obtained while a director of the Company or any information which the Company has obtained from any third party on terms restricting its disclosure or use (“Confidential Information”), and shall use your best endeavours to prevent the publication or disclosure of the Confidential Information or any part thereof whether relating to its dealings, financial affairs or otherwise which you may have received or obtained or may hereafter receive or obtain while a director of the Company. This restriction shall continue to apply for a period of twelve (12) months after the termination of your appointment.

7.2

You also agree, during the term of your appointment, not to make, otherwise than for the benefit of the Company, any notes, memoranda, tape recordings, films, photographs, plans, drawings or any form of record relating to any matter within the scope of the business of the Company or concerning any of the dealings or affairs of the Company.

7.3	The restrictions contained in this clause 7 shall cease to apply to any Confidential Information which may (otherwise than by reason of your default) become available to the public generally.

8.	Indemnity and Insurance

8.1	An Indemnification Agreement between you and the Company in the form set out in Schedule 1 to this letter shall be executed simultaneously with execution of this letter.

8.2

The Company will maintain appropriate directors’ and officers’ liability insurance, and it will maintain such cover for the full term of your appointment. The Company secretary will, on request, supply you with a copy of the terms of such cover. It is also agreed that notwithstanding the termination (for whatever reason) of your appointment, the Company will use all best endeavours to maintain the directors’ and officers’ liability insurance in respect of you for a period of six (6) years from the date of termination. In the event that the Company is liquidated or dissolved, the Company shall use its best endeavours to take out ‘run off cover’ for a period of at least three (3) years from the date the Company is liquidated or dissolved.

8.3

You undertake to promptly notify the Company secretary if you receive any written claim or demand against you, or any formal request made to you by a regulatory body (or if you reasonably apprehend that any such claim or demand or formal request will be made), and for which you may or will seek recovery under the Company’s directors’ and officers’ liability insurance.

8.4

The Company shall use reasonable endeavours to procure that the Company secretary, or where the Company secretary is a company a suitably qualified nominated individual, will be accountable to the Board for notifying the Company’s directors’ and officers’ liability insurers of any circumstance(s) of which that office holder becomes aware which would likely give rise to a claim against you, and in respect of any claim that is made against you (including any regulatory investigation) in accordance with the policy conditions.

9.	Notices

Any notices to be given hereunder shall, in the case of notices to the Company, be deemed duly served if left at or sent by first class post to the registered office of the Company, marked for the attention of James Noble, and, in the case of notice to you, if handed to you personally or left at or sent by first class post to your last known address. Any such notice shall be deemed to be served at the time when the same is handed to or left at the address of the party to be served and if served by post on the day (not being a Sunday or public holiday) next following the day of posting.

10.	Data protection

10.1

The Company will hold personal data relating to you for the purposes of complying with applicable laws, regulations and procedures relating to your non-executive directorship with the Company and to communicate with you. The Company’s processing of your personal information will be carried out in accordance with the Data Protection (Bailiwick of Guernsey) Law, 2017, and any other applicable data protection legislation (the “Data Protection Legislation”), and the Company’s Privacy Notice, a copy of which will be accessible from the Company’s website and is available on request by emailing James Noble at james.noble@geniussports.com.

10.2	By signing this letter in the space provided below, you acknowledge and agree that:

10.2.1

you will observe and comply with all data protection, electronic communications, social media policies and privacy notices adopted and/or amended by the Company from time to time (copies of which will be available on request by emailing James Noble at james.noble@geniussports.com);

10.2.2	you will observe and comply with the Data Protection Legislation, including, without limitation, where you are acting as a data controller; and

10.2.3	you have read, understood and accept the terms of the Privacy Notice.

11.	Assignment

Neither party shall be entitled to assign such party’s rights under this letter without the prior written consent of the other.

12.	Third party rights

No person other than you and the Company shall have any rights under this letter, and the terms of this letter shall not be enforceable by any person other than you and the Company.

13.	Entire agreement

13.1

This letter shall be in substitution for all previous letters of appointment between you and the Company which shall be deemed to have been terminated by mutual consent as from the date on which this letter is deemed to have commenced.

13.2

Both you and the Company agree that neither party shall have any remedies in respect of any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this letter. Each party agrees that such party shall have no claim for innocent or negligent misrepresentation or negligent misstatement based on any statement in this letter.

14.	General

14.1

You hereby acknowledge that you have no outstanding claims of any kind against the Company (otherwise than in respect of director’s fees and other benefits to which you are entitled hereunder accrued due to the date hereof but not yet received).

14.2

The parties agree that if any clause or part of any clause of this letter is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, the remaining clauses or part of the clause will continue in full force and effect and bind the parties.

14.3

This letter and any dispute arising out of or in connection with it or its subject matter or termination (including non-contractual disputes or claims) shall be governed and construed in all respects in accordance with the laws of the Island of Guernsey, and each party hereby submits to the non-exclusive jurisdiction of the Royal Court of Guernsey.

14.4

This appointment letter may be executed in any number of counterparts and by parties on separate counterparts, but shall not be effective until such party has executed at least one counterpart. Each counterpart, when executed, shall be an original of this letter, and all counterparts shall together constitute one instrument.

Please indicate your acceptance of these terms by signing and returning the attached copy of this letter to the Company secretary.

IN WITNESS of which this document has been duly executed by each of the parties on the day and the year first stated above.

Executed by
GENIUS SPORTS LIMITED
acting by a director	Director

Print name

Signed by
[●]	Director

Print name

SCHEDULE 1 – INDEMNIFICATION AGREEMENT